

February 25, 2011

Ms. Karen L. Howard
Chief Financial Officer
Columbus McKinnon Corporation
140 John James Audubon Parkway
Amherst, NY  14228-1197

>    **Re:**    **Columbus McKinnon Corporation**
>    **Form 10-K for the fiscal year ended March 31, 2010**
>    **Filed May 28, 2010**
>    **Form 10-Q for the fiscal quarter ended December 31, 2010**
>    **File No. 000-27618**

Dear Ms. Howard:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Item 9A.  Controls and Procedures, page 29

1.      Please amend your filing to include a signed independent auditors' report.

Item 8.  Financial Statements and Supplementary Data, page F-1

2.      Please amend your filing to include a signed independent auditors' report.

Consolidated Balance Sheets, page F-3

3.      Please tell us why you include the word "net" in the goodwill line item. Clarify
        what other items are included in this line.

Note 12.  Pensions and Other Benefit Plans, page F-23

4.      In the table on page F-28, we see the disclosure regarding your retirement plan
        asset allocation. With a view toward providing enhanced disclosure in future
        filings, please tell us how you considered the disclosure requirements of  FASB
        ASC 715-20-50-1(d)(5)(ii), particularly in regard to providing details of the
        equity securities holdings segregated by industry type, company size or
        investment objective. Also refer to FASB ASC 715-20-55-17, including the
        Method 1 and Method 2 examples.

5.      In a related matter, we see a portion of your retirement plan assets were measured
        using Level 3 inputs.  With a view toward providing enhanced disclosure in future
        filings, please tell us the methodology utilized in determining the fair value.
        Refer to FASB ASC 715-20-50-1(d)(3).

Note 17.  Income Taxes, page F-37

6.      We see your disclosure on page F-39 disclosing the income tax periods presently
        under audit; however, in future filings, please also disclose the tax years  that
        remain subject to examination by major tax jurisdictions.  Refer to FASB ASC
        740-10-50-15(e).

Schedule II – Valuation and Qualifying Accounts, page F-49

7.      We note that you maintain a valuation account for inventory reserves.  Tell us
        how you considered the guidance in SAB Topic 5BB which indicates that
        inventory write-downs due to obsolescence establish a new cost basis and should
        not be presented as a reserve.  Please clarify how your accounting method

establishes a new cost basis for your inventory and why you believe including this reserve as a valuation and qualifying account is appropriate.

Exhibit 23.1

8.      Please amend your filing to include a signed independent auditors' consent.

Exhibit 31.1 and 31.2

9.      We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, revise the certification so that the identification of the certifying individual at the beginning of the certification does not include the individual's title.

10.     We refer to paragraph 4(d).  In future filings, include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" consistent with Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the quarter ended December 31, 2010

Item 1.  Condensed Consolidated Balance Sheets, page 3

11.     We note that you present the line item "goodwill and other intangibles, net" in your consolidated balance sheet.  In future filings, please revise to present goodwill as a separate line item on the balance sheet. In addition, please separate goodwill from other intangible assets that are subject to amortization in the disclosures in Note 6 on page 10.  Refer to FASB ASC 350-20-45-1.

Item 2.  Management's Discussion and Analysis of Results of Operations…, page 24

Liquidity and Capital Resources, page 26

12.     We refer to your disclosure of letters of credit.  We note that your outstanding letters of credit has increased from approximately $7.9 million as of March 31, 2010 to $14.4 million as of December 31, 2010.  With a view toward providing enhanced disclosure in future filings, please tell us the nature of your letters of credit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James at 202-551-3671.

Sincerely,

Brian Cascio
Accounting Branch Chief